Exhibit (a)(5)(iii)

CONTACT:

Jon W. Clark
Chief Financial Officer
(212) 297-1000
-Or-
Julia M. Rivera
Investor Relations
(212) 297-1000

Gramercy Capital Corp. Announces Results of Tender Offer to Purchase
Series A Preferred Stock

New York, NY — November 5, 2010 — Gramercy Capital Corp. (NYSE: GKK) (the “Company”) today announced the results of its tender offer (the “Offer”) to purchase up to 4,000,000 shares of the Company's 8.125% Series A Cumulative Redeemable Preferred Stock (the “Series A Shares”) for $15.00 per share, net to seller in cash. The Offer expired at 5:00 p.m. New York City time on November 4, 2010. According to D.F. King & Co., Inc., the Depositary for the Offer, approximately 1,074,178 Series A Shares were properly tendered and not withdrawn, and the Company has accepted for purchase those shares at the purchase price. The Depositary will promptly issue payment for the Series A Shares validly tendered and accepted for purchase.

Questions regarding the Offer may be directed to the Dealer Manager, Citigroup Global Markets Inc., at (800) 558-3745, or to D.F. King & Co., Inc., at (800) 859-8508.

GKK-EN

Company Profile

Gramercy Capital Corp. is a self-managed integrated commercial real estate finance and property investment company whose Gramercy Finance division focuses on the direct origination, acquisition and portfolio management of whole loans, subordinate interests in whole loans, mezzanine loans, preferred equity, commercial mortgage-backed securities and other real estate securities, and whose Gramercy Realty division targets commercial properties leased primarily to financial institutions and affiliated users throughout the United States. The Company is headquartered in New York City, and has regional investment and portfolio management offices in Jenkintown, Pennsylvania, Charlotte, North Carolina and St. Louis, Missouri.

To review the Company's latest news releases and other corporate documents, please visit the Company's website at www.gkk.com or contact Investor Relations at 212-297-1000.

Forward-looking Information

This press release contains forward-looking information based upon the Company's current best judgment and expectations. Actual results could vary from those presented herein. The risks and uncertainties associated with forward-looking information in this release include the reduction in cash flows received from the Company's investments, in particular its CDOs and the Gramercy Realty portfolio; the ability of the Company’s Gramercy Realty division to renegotiate the terms of its mortgage and mezzanine loan obligations; compliance with financial covenants; the adequacy of the Company’s cash reserves, working capital and other forms of liquidity; maintenance of liquidity needs, including balloon debt payments; our reduced liquidity resulting from the tender offer of our Series A preferred stock; the success or failure of the Company’s efforts to implement its current business strategy; the strength of the commercial finance and real estate property markets, and the banking industry specifically; competitive market conditions; the ability to raise debt and equity capital; unanticipated administrative costs; general and local economic conditions; interest rates; capital and credit market conditions; bankruptcies and defaults of borrowers or tenants in the Company's properties or properties securing the Company's debt investments; the resolution of the Company's non-performing and sub-performing assets and any loss the Company might recognize in connection with such investments; management changes; compliance with over-collateralization and interest coverage tests in the Company's CDOs; and other factors that are beyond the Company's control, including those listed in the Company's Annual Report on Form 10-K and in the Company's Quarterly Reports on Form 10-Q. For further information, please refer to the Company's filings with the Securities and Exchange Commission.